Veterans In Packaging, Inc.

48 Zephyr Lane

Springfield, MA 01128

413-796-8396

December 14, 2010

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Veterans In Packaging, Inc.

Form:

S-1 Registration Statement – Acceleration Request

File No.:

 333-158584

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to December 16, 2010 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Veterans In Packaging, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Veterans In Packaging, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Veterans In Packaging, Inc.

/s/ Edward J. Peplinski

____________________________________

Edward J. Peplinski